EXHIBIT 99.1

Brookfield Business Partners Reports Third Quarter 2021 Results

BROOKFIELD, NEWS, Nov. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) ("Brookfield Business Partners") announced financial results for the quarter ended September 30, 2021.

"We had a strong third quarter and our operations are performing well," said Cyrus Madon, CEO of Brookfield Business Partners. "We reached an agreement to acquire a global lottery services and technology business, closed two of our recently announced acquisitions, and are in an excellent position to continue building value in our business."

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited	2021	2020	2021	2020
Net income (loss) attributable to unitholders[1]	$87	$(19)	$602	$(254)
Net income (loss) per limited partnership unit[2,3]	$0.59	$(0.12)	$3.53	$(1.69)

Adjusted EBITDA[1,5]	$443	$381	$1,211	$961

Adjusted FFO[1,4]	$276	$208	$1,177	$575
Adjusted FFO per unit[2]	$1.86	$1.39	$7.93	$3.83
Adjusted FFO, excluding gain (loss), net of acquisitions/dispositions[1,4]	$276	$208	$700	$533
Adjusted FFO, excluding gain (loss), net of acquisitions/dispositions per unit[2]	$1.86	$1.39	$4.72	$3.55

Adjusted EBITDA for the three months ended September 30, 2021 was $443 million compared to $381 million for the comparative three months last year, reflecting increased contributions from our Business Services and Industrials segments. For the three months ended September 30, 2021, Adjusted FFO was $276 million ($1.86 per unit) compared to $208 million ($1.39 per unit) in the prior year.

Net income attributable to unitholders for the three months ended September 30, 2021 was $87 million ($0.59 per unit) compared to net loss of $19 million (loss of $0.12 per unit) for the three months ended September 30, 2020. Prior year results included provisions recorded during the period, partially offset by mark-to-market gains on financial assets including public securities investments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2021	2020	2021	2020
Business Services	$163	$96	$412	$179
Infrastructure Services	140	142	401	446
Industrials	171	166	488	409
Corporate and Other	(31)	(23)	(90)	(73)
Adjusted EBITDA[1,5]	$443	$381	$1,211	$961

Our Business Services segment generated Adjusted EBITDA of $163 million during the three months ended September 30, 2021, compared to $96 million in the same period in 2020. Results benefited from strong performance and increased ownership at our residential mortgage insurance operations and strong project execution in our construction operations. Prior year results at our healthcare services operations in Australia included contribution from the pathology business which we sold in the fourth quarter 2020.

Our Infrastructure Services segment generated Adjusted EBITDA of $140 million during the three months ended September 30, 2021, compared to $142 million in the same period in 2020. Results benefited from increased performance of offshore oil services, partially offset by reduced contribution at our work access services. Increased volumes in nuclear technology services supported by timing and scope of the fall outage season were offset by higher costs at two legacy projects in Europe.

Our Industrials segment generated Adjusted EBITDA of $171 million during the three months ended September 30, 2021, compared to $166 million in the same period in 2020. Increased contribution from our advanced energy storage operations was partially offset by our reduced ownership in graphite electrode operations.

The following table presents Adjusted FFO by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited	2021	2020	2021	2020
Business Services	$109	$62	$272	$143
Infrastructure Services	91	78	236	269
Industrials	101	86	738	205
Corporate and Other	(25)	(18)	(69)	(42)
Adjusted FFO[1,4]	$276	$208	$1,177	$575
Gain (loss) on acquisitions/dispositions, net	—	—	477	42
Adjusted FFO, excluding gain (loss), net of acquisitions/dispositions[1,4]	276	208	700	533
Adjusted FFO, excluding gain (loss), net of acquisitions/dispositions per unit[2]	$1.86	$1.39	$4.72	$3.55

Adjusted FFO for the three months ended September 30, 2021 increased to $276 million from $208 million in the same period in 2020.

Strategic Initiatives

  Lottery Services
  In October 2021, we signed an agreement to acquire Scientific Games Corporation's global lottery services and technology business ("Scientific Games Lottery") for approximately $5.8 billion. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. We intend to fund the transaction with approximately $2.6 billion of equity, of which Brookfield Business Partners intends to fund approximately 30% on closing with the balance funded by institutional partners. We expect to close the transaction in the second quarter of 2022, subject to regulatory approvals.
  Engineered Components Manufacturing
  In October 2021, we completed the acquisition of DexKo Global Inc. ("DexKo") for $3.4 billion. DexKo is a leading manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. Brookfield Business Partners funded approximately $400 million of the $1.1 billion equity investment for a 35% ownership interest, with the balance from institutional partners. A portion of our investment may be syndicated to other institutional partners.
  Solar Power Solutions
  In August 2021, we completed the acquisition of Aldo Componentes Eletrônicos LTDA ("Aldo"). Aldo is a leading distributor of solar power generators for the distributed generation market in Brazil. Brookfield Business Partners funded approximately $104 million of the $295 million equity investment for a 35% ownership interest, with the balance from institutional partners.
  Unit Repurchase Program
  For the three months ended September 30, 2021 we repurchased 739,048 of Brookfield Business Partners L.P. units under our normal course issuer bid (NCIB).

Liquidity

We ended the quarter with approximately $2.3 billion of liquidity at the corporate level including $464 million of cash and liquid securities and $1.8 billion of availability on our credit facilities. Subsequent to quarter end, we increased the availability on our credit facilities by $500 million to maintain the strength of our liquidity position.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2021 to unitholders of record as at the close of business on November 30, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time-weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2021 was 148.0 million and 148.3 million, respectively (2020: 150.0 million and 150.2 million).
  Net income per limited partnership unit is equal to net income per unitholder less the incentive distribution declared to special limited partnership unitholders during the nine months ended September 30, 2021.
  Adjusted FFO was formerly referred to as Company FFO. The methodology for calculating Adjusted FFO is unchanged from how Company FFO was previously calculated. Adjusted FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Adjusted FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reported period together with fair value changes recorded in prior periods. Please refer to the reconciliation of net income to Adjusted FFO included elsewhere in this release.
  Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Adjusted FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $650 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ third quarter 2021 results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on November 5, 2021 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll-free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 1966283. A recording of the conference call will be available until November 11, 2021 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 1966283). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted FFO and Adjusted EBITDA were formerly referred to as Company FFO and Company EBITDA, respectively. The methodologies for calculating Adjusted FFO and Adjusted EBITDA are unchanged from how Company FFO and Company EBITDA were previously calculated. When determining Adjusted FFO and Adjusted EBITDA, we include our unitholders’ share of Adjusted FFO and Adjusted EBITDA for equity accounted investments. Adjusted FFO and Adjusted EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these measures are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted FFO and Adjusted EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the third quarter ended September 30, 2021 furnished on Form 6-K.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2021		December 31, 2020

Assets
Cash and cash equivalents		$2,371		$2,743
Financial assets		8,645		8,796
Accounts and other receivable, net		5,233		4,989
Inventory and other assets		5,673		5,280
Property, plant and equipment		12,901		13,982
Deferred income tax assets		910		761
Intangible assets		10,859		11,261
Equity accounted investments		1,569		1,690
Goodwill		5,599		5,244
Total Assets		$53,760		$54,746

Liabilities and Equity
Liabilities
Corporate borrowings		$751		$610
Accounts payable and other		19,056		17,932
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		21,338		23,166
Deferred income tax liabilities		1,517		1,701
		$42,662		$43,409
Equity
Limited partners	$2,186		$1,928
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,972		1,564
Interest of others in operating subsidiaries	6,940		7,845
		11,098		11,337
Total Liabilities and Equity		$53,760		$54,746

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2021	2020	2021	2020

Revenues	$12,043	$10,070	$33,107	$27,586
Direct operating costs	(11,155)	(9,269)	(30,682)	(25,526)
General and administrative expenses	(247)	(236)	(751)	(708)
Interest income (expense), net	(358)	(371)	(1,057)	(1,088)
Equity accounted income (loss), net	25	17	61	26
Impairment expense, net	—	(7)	(201)	(149)
Gain (loss) on acquisitions/dispositions, net	—	—	1,823	179
Other income (expense), net	(20)	(9)	(78)	(77)
Income (loss) before income tax	288	195	2,222	243
Income tax (expense) recovery
Current	(119)	(102)	(430)	(200)
Deferred	131	(8)	246	157
Net income (loss)	$300	$85	$2,038	$200
Attributable to:
Limited partners	$46	$(10)	$277	$(136)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	41	(9)	246	(118)
Special Limited Partners	—	—	79	—
Interest of others in operating subsidiaries	213	104	1,436	454

Brookfield Business Partners L.P.
Statements of Adjusted Funds from Operations

For the three months ended September 30, 2021 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$2,336	$465	$826	$—	$3,627	$8,416	$12,043
Direct operating costs[5]	(2,148)	(337)	(654)	(5)	(3,144)	(7,455)	(10,599)
General and administrative expenses	(36)	(16)	(21)	(26)	(99)	(148)	(247)
Equity accounted Adjusted EBITDA[6]	11	28	20	—	59	29	88
Adjusted EBITDA[1,3,4]	$163	$140	$171	$(31)	$443
Other income (expense), net[7]	2	—	—	—	2	2	4
Interest income (expense), net	(19)	(33)	(57)	(4)	(113)	(245)	(358)
Current income tax (expense) recovery	(35)	(3)	(9)	10	(37)	(82)	(119)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[6]	(2)	(13)	(4)	—	(19)	(5)	(24)
Adjusted FFO[1,2,4]	$109	$91	$101	$(25)	$276
Depreciation and amortization expense[5]					(189)	(367)	(556)
Other income (expense), net[7]					(7)	(17)	(24)
Deferred income tax (expense) recovery					36	95	131
Non-cash items attributable to equity accounted investments[6]					(29)	(10)	(39)
Net income (loss)[4]					$87	$213	$300

Notes:

  The Statements of Adjusted Funds from Operations (formerly referred to as Statements of Company Funds from Operations) differ from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results included elsewhere in this release, which is prepared in accordance with IFRS. Management uses Adjusted FFO and Adjusted EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Adjusted FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Adjusted FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
  Adjusted EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Adjusted FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The sum of these amounts equates to direct operating costs of $11,155 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to equity accounted income (loss), net of $25 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to other income (expense), net of $(20) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Adjusted Funds from Operations

For the nine months ended September 30, 2021 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$6,659	$1,381	$2,313	$—	$10,353	$22,754	$33,107
Direct operating costs[5]	(6,155)	(1,017)	(1,824)	(12)	(9,008)	(20,023)	(29,031)
General and administrative expenses	(111)	(51)	(61)	(78)	(301)	(450)	(751)
Equity accounted Adjusted EBITDA[6]	19	88	60	—	167	96	263
Adjusted EBITDA[1,3,4]	$412	$401	$488	$(90)	$1,211
Gain (loss) on acquisitions/dispositions, net[7]	—	—	572	—	572	740	1,312
Other income (expense), net[8]	(1)	—	—	—	(1)	(12)	(13)
Interest income (expense), net	(50)	(110)	(172)	(11)	(343)	(714)	(1,057)
Current income tax (expense) recovery[9]	(83)	(11)	(132)	32	(194)	(245)	(439)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[6]	(6)	(44)	(18)	—	(68)	(17)	(85)
Adjusted FFO[1,2,4]	$272	$236	$738	$(69)	$1,177
Depreciation and amortization expense[5]					(562)	(1,089)	(1,651)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions/dispositions, net[7]					60	451	511
Current income tax (expense) recovery[9]					9	—	9
Other income (expense), net[8]					(12)	(53)	(65)
Deferred income tax (expense) recovery					71	175	246
Non-cash items attributable to equity accounted investments[6]					(83)	(34)	(117)
Net income (loss)[4]					$602	$1,436	$2,038

Notes:

  The Statements of Adjusted Funds from Operations above differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results included elsewhere in this release, which is prepared in accordance with IFRS. Management uses Adjusted FFO and Adjusted EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Adjusted FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Adjusted FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
  Adjusted EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Adjusted FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The sum of these amounts equates to direct operating costs of $30,682 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to equity accounted income (loss), net of $61 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to gain (loss) on acquisitions/dispositions, net of $1,823 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to other income (expense), net of $(78) million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to current income tax (expense) recovery of $(430) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Adjusted Funds from Operations

For the three months ended September 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$2,050	$460	$804	$—	$3,314	$6,756	$10,070
Direct operating costs[5]	(1,920)	(338)	(625)	(5)	(2,888)	(5,834)	(8,722)
General and administrative expenses	(36)	(13)	(23)	(18)	(90)	(146)	(236)
Equity accounted Adjusted EBITDA[6]	2	33	10	—	45	39	84
Adjusted EBITDA[1,3,4]	$96	$142	$166	$(23)	$381
Other income (expense), net[7]	—	(8)	1	—	(7)	(10)	(17)
Interest income (expense), net	(16)	(41)	(62)	(4)	(123)	(248)	(371)
Current income tax (expense) recovery	(17)	(2)	(17)	9	(27)	(75)	(102)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[6]	(1)	(13)	(2)	—	(16)	(8)	(24)
Adjusted FFO[1,2,4]	$62	$78	$86	$(18)	$208
Depreciation and amortization expense[5]					(181)	(366)	(547)
Impairment expense, net					(3)	(4)	(7)
Other income (expense), net[7]					(10)	18	8
Deferred income tax (expense) recovery					(2)	(6)	(8)
Non-cash items attributable to equity accounted investments[6]					(31)	(12)	(43)
Net income (loss)[4]					$(19)	$104	$85

Notes:

  The Statements of Adjusted Funds from Operations above differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results included elsewhere in this release, which is prepared in accordance with IFRS. Management uses Adjusted FFO and Adjusted EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Adjusted FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Adjusted FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
  Adjusted EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Adjusted FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The sum of these amounts equates to direct operating costs of $9,269 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to equity accounted income (loss), net of $17 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to other income (expense), net of $(9) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Adjusted Funds from Operations

For the nine months ended September 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$5,655	$1,443	$2,111	$—	$9,209	$18,377	$27,586
Direct operating costs[5]	(5,388)	(1,029)	(1,653)	(10)	(8,080)	(15,828)	(23,908)
General and administrative expenses	(101)	(52)	(71)	(63)	(287)	(421)	(708)
Equity accounted Adjusted EBITDA[6]	13	84	22	—	119	100	219
Adjusted EBITDA[1,3,4]	$179	$446	$409	$(73)	$961
Gain (loss) on acquisitions/dispositions, net	46	—	(1)	—	45	134	179
Other income (expense), net[7]	3	(21)	2	—	(16)	(20)	(36)
Interest income (expense), net	(47)	(116)	(190)	1	(352)	(736)	(1,088)
Current income tax (expense) recovery	(35)	(6)	(11)	30	(22)	(178)	(200)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[6]	(3)	(34)	(4)	—	(41)	(19)	(60)
Adjusted FFO[1,2,4]	$143	$269	$205	$(42)	$575
Depreciation and amortization expense[5]					(539)	(1,079)	(1,618)
Impairment expense, net					(66)	(83)	(149)
Other income (expense), net[7]					(193)	152	(41)
Deferred income tax (expense) recovery					57	100	157
Non-cash items attributable to equity accounted investments[6]					(88)	(45)	(133)
Net income (loss)[4]					$(254)	$454	$200

Notes:

  The Statements of Adjusted Funds from Operations above differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results included elsewhere in this release, which is prepared in accordance with IFRS. Management uses Adjusted FFO and Adjusted EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Adjusted FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Adjusted FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
  Adjusted EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Adjusted FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The sum of these amounts equates to direct operating costs of $25,526 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to equity accounted income (loss), net of $26 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to other income (expense), net of $(77) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three Months Ended September 30,		Nine Months Ended September 30,
US$, unaudited	2021	2020	2021	2020

Net income (loss) per unitholder[1,2]	$0.59	$(0.12)	$4.06	$(1.69)
Less: incentive distribution to special limited partners[2]	—	—	(0.53)	—
Net income (loss) per limited partnership unit[2,3]	$0.59	$(0.12)	$3.53	$(1.69)

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time-weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2021 was 148.0 million and 148.3 million, respectively (2020: 150.0 million and 150.2 million).
  Net income per limited partnership unit is equal to net income per unitholder less the incentive distribution declared to special limited partnership unitholders during the nine months ended September 30, 2021.